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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: 1*

Name of Issuer:  The Austria Fund, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  052587102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                       Dr. Karl Tambornino
                 Bank Austria Aktiengesellschaft
                   Vordere Zollamtsstrasse 13
                     A-1030 Vienna, Austria
                         431/31333/42430


     (Date of Event which Requires Filing of this Statement)

                         March 26, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 052587102

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Bank Austria Aktiengesellschaft

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Austria

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         2,518,500

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         2,518,500

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,518,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         31.69%

14. Type of Reporting Person

         BK, CO














































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This Amendment No. 1 to the Schedule 13D filed by Bank Austria
Aktiengesellschaft with respect to its ownership of common shares (the "Shares") of The Austria Fund, Inc. is being filed to report a 1% or greater change in its beneficial ownership of Shares.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 2,518,500 Shares. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $27,028,156. Funds for the purchase of the Shares have come from a proprietary investment account of the Reporting Person. No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transactions

         The Shares beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of Issuer

         (a) As of the date hereof, the Reporting Person is the beneficial owner of 2,518,500 Shares. The Reporting
         Person beneficially owns 31.69% of the outstanding
         Shares.

         (b) No change.

         (c) All transactions in the Shares effected by the Reporting Person during the sixty days prior to March 26, 1999 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         (d) No change.



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         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         1.   Exhibit A: List of Executive Officers and
              Directors of the Reporting Person and of Anteilsverwaltung-Zentralsparkasse, an
              Austrian entity in a control position with respect to the Reporting Person- No change.

         2. Exhibit B: Description of the transactions in the Shares that were effected by the Reporting
              Person during the 60 days prior to March 26, 1999 through the date of this filing.

         Signature

         The undersigned, after reasonable inquiry and to

the best of its knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



 Bank Austria Aktiengesellschaft



By:      /s/ Peter Renner
         ___________________________
             Peter Renner,
             Deputy General Manager

Date
March 30, 1999








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00250246.AA6



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                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
                                       (without commission)
  ____      ________________________     _________________

03/04/99             96,900                   $10.2500
03/05/99              6,000                    10.2500
03/05/99              2,500                    10.3215
03/05/99            141,500                    10.3750
03/08/99             57,400                    10.2500
03/08/99             26,000                    10.3125
03/09/99             12,500                    10.3750
03/09/99             40,700                    10.3125
03/09/99              4,800                    10.2500
03/10/99              8,500                    10.3750
03/10/99             19,600                    10.5000
03/10/99              4,000                    10.5625
03/10/99            450,000                    10.6250
03/11/99              9,800                    10.7500
03/11/99             36,700                    10.6250
03/12/99             39,200                    10.7500
03/12/99             10,000                    10.8125
03/15/99              1,200                    10.7500
03/15/99             71,700                    10.8750
03/26/99          1,479,500                    10.8750
























00250246.AA6